Frascona Joiner Goodman and Greenstein, PC

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

July 12, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C., 20549

RE:

China Kangtai Cactus Bio-Tech, Inc.

File No. 000-33097

Dear Mr. Rosenberg:

We represent China Kangtai Cactus Bio-Tech, Inc (the “Company”), and are writing in response to your comment letter dated June 5, 2007 with respect to the Company’s Form 10-KSB for the fiscal year ended December 31, 2006, and its Form 10-QSB for the quarterly period ended March 31, 2007.

The Company is in the process of reviewing your comments, preparing written responses, and preparing amendments to its filings to the extent necessary to fully respond to your comments.   This process has taken a considerable amount of time.

It is currently anticipated that the Company will require a maximum of 30 additional days (or until approximately August 10, 2007) to finalize its written responses and necessary amendments to its filings.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By:

Gary S. Joiner

gary@frascona.com

GSJ:gcc